Consent of Independent Registered Public Accounting Firm

The Board of Directors of Allianz Life Insurance Company of North America

We consent to the use of our report dated March 24, 2015 on the financial statements of Allianz Life Variable Account B as of and for the year or period ended December 31, 2014 including the statements of changes in net assets for each of the years or periods in the two year period then ended and the financial highlights for each of the periods presented and our report dated March 23, 2015 on the consolidated financial statements and supplemental schedules of Allianz Life Insurance Company of North America and subsidiaries as of December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014, included herein and to the reference to our firm under the heading “Experts” in the Statement of Additional Information.

/s/ KPMG LLP

Minneapolis, Minnesota

April 20, 2015